Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Zhihu Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

AND/OR ADSS;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITORS;

(5) PROPOSED AMENDMENTS TO THE 2022 SHARE INCENTIVE PLAN;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 7 to 16 of this circular.

Notice convening the AGM to be held at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China on June 30, 2026 at 10:00 a.m. (Beijing Time) are set out on pages 47 to 52 of this circular. A form of proxy for use at the AGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 28, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, holders of treasury Shares of the Company shall have no voting rights at the Company’s general meeting, and for the purpose of the Listing Rules, holders of treasury Shares of the Company, if any, shall abstain from voting at the Company’s general meeting.

June 8, 2026

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		7

1.	Introduction	7

2.	Proposed Grant of General Mandate to Issue Shares	8

3.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	9

4.	Proposed Re-Election of Directors	9

5.	Proposed Re-Appointment of Auditors	10

6.	Proposed Amendments to the 2022 Share Incentive Plan	11

7.	The AGM and Proxy Arrangement	15

8.	Responsibility Statement	16

9.	Recommendations	16

10.	Further Information	16

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	17

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	22

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN	27

NOTICE OF THE ANNUAL GENERAL MEETING	47

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2012 Plan”	the share incentive plan adopted by our Company in June 2012, as amended from time to time

“2022 Share Incentive Plan”	the share incentive plan approved and adopted by our Company on March 30, 2022 to take effect from Listing, as amended from time to time

“Adoption Date”	the date on which the Shareholders approved the Amended and Restated 2022 Share Incentive Plan

“ADS(s)”	American depositary share(s), each representing three Class A Ordinary Shares

“ADS Record Date”	May 22, 2026 (New York time)

“AGM”	the annual general meeting of the Company to be convened on June 30, 2026 at 10:00 a.m. to consider and, if thought fit, approve, among other things, the Issuance Mandate, the Repurchase Mandate, the proposed re-election of Directors, the proposed re-appointment of auditors and the proposed amendments to the 2022 Share Incentive Plan

“Amended and Restated 2022 Share Incentive Plan”	the 2022 Share Incentive Plan resolved by the Board to be further amended, subject to Shareholders’ approval at the AGM, a summary of the principal terms of which is set out in Appendix III to this circular

“Applicable Laws”	the legal requirements relating to the Amended and Restated 2022 Share Incentive Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein

“Articles” or “Articles of Association”	the eleventh amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on June 10, 2022 and effective on the same date

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Audit Committee”	the audit committee of the Board

“Award”	an Option, and a Restricted Share Unit award or other types of awards approved by the Committee granted to an Eligible Participant pursuant to the Amended and Restated 2022 Share Incentive Plan

“Award Agreement”	any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium

“Board”	the board of Directors

“business day”	any day (other than a Saturday, Sunday or public holiday in Hong Kong) on which banks in Hong Kong or other relevant jurisdictions are generally open for normal banking business

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting (save for any treasury Shares, the holders of which shall abstain from voting at the Company’s general meetings for the purpose of the Listing Rules)

“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

DEFINITIONS

“Company”	Zhihu Inc. 知乎 (formerly known as “Zhihu Technology Limited”), an exempted company with limited liability incorporated in the Cayman Islands on May 17, 2011

“Committee”	a committee of one or more members of the Board to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the members of such committee, Independent Non-executive Directors and executive officers of the Company

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it in the Listing Rules

“Controlling Shareholder(s)”	has the meaning ascribed to it in the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou and the intermediary companies through which Mr. Zhou has an interest in the Company, namely, MO Holding Ltd, South Ridge Global Limited and Zhihu Holdings Inc.

“Depositary”	JPMorgan Chase Bank, N.A., the depositary of the ADSs

“Director(s)”	the director(s) of the Company from time to time

“Eligible Participant(s)”	any person(s) who is/are eligible to participate in the Amended and Restated 2022 Share Incentive Plan, including Employee Participants, Related Entity Participants or Service Provider Participants, as determined by the Committee

“Employee Participant”	any person, including an employee or a Director, who is in the employment of any member of the Group (including persons who are granted Awards under the Amended and Restated 2022 Share Incentive Plan as an inducement to enter into employment contract with these companies)

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	The Hong Kong Securities Clearing Company Limited

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Incentive Share Option”	an Option that is intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986 of the United States, as amended, or any successor provision thereto

“Independent Non-executive Director(s)”	any independent non-executive Directors of the Company

“Latest Practicable Date”	June 1, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on April 22, 2022

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mr. Zhou”	Mr.Yuan Zhou, an executive Director, the Chairman of the Board, the Chief Executive Officer and the founder of the Company

“Nomination Committee”	the nomination committee of the Board

“Non-Qualified Share Option”	an Option that is not intended to be an Incentive Share Option

“NYSE”	New York Stock Exchange

“Option”	a right granted to a Participant pursuant to the Amended and Restated 2022 Share Incentive Plan to purchase a specified number of Shares at a specified price during specified time periods, which may be either an Incentive Share Option or a Non-Qualified Share Option

“Participant”	a person who, as an Eligible Participant has been granted an Award pursuant to the Amended and Restated 2022 Share Incentive Plan

DEFINITIONS

“Related Entity Participant”	directors and employees of the holding companies, fellow subsidiaries or associated companies of the Company (as such terms are defined or interpreted under the Listing Rules)

“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the Articles of Association of the Company, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any Independent Non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“Restricted Share Unit”	the restricted share unit granted to a Participant pursuant to the Amended and Restated 2022 Share Incentive Plan

“Scheme Mandate Limit”	shall have the meaning as set out on page 32 in Appendix III to this circular

“Service Provider Participant”	any person(s) (natural person or corporate entity) who provide services to the Company or its subsidiaries on a continuing and recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group as determined by the Board or the Committee pursuant to criteria set out in Appendix I to this circular, including independent contractors where the continuity and frequency of their services are akin to those of employees, but excluding placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions, and professional service providers such as auditors or valuers who provide assurance, or are required to perform their services with impartiality and objectivity

“Service Provider Sublimit”	shall have the meaning as set out on page 32 in Appendix III to this circular

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Share Record Date”	May 22, 2026 (Hong Kong time)

DEFINITIONS

“Shareholders”	person(s) who are registered as the holder(s) of the Share(s) in the register of members of the Company

“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it in the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buybacks issued by the Securities and Futures Commission in Hong Kong

“treasury Shares”	has the meaning ascribed to it under the Listing Rules as amended from time to time

“U.S.”	the United States of America, its territories, its possession and all areas subject to its jurisdiction

“U.S. Dollars” or “US$”	U.S. dollars, the lawful currency of the U.S.

“weighted voting right”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiary”	has the meaning ascribed to it in the Listing Rules and unless the context otherwise requires, refers to Mr. Zhou, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

Executive Director:	Registered Office:
Mr. Yuan Zhou (Chairman)	PO Box 309
Ugland House
Non-executive Directors:	Grand Cayman KY1-1104
Mr. Dahai Li	Cayman Islands
Mr. Zhaohui Li
Mr. Qu Chen	Head Office and Principal Place of Business in the People’s Republic of China:
Independent Non-executive Directors:	No. 18 Xueqing Road
Ms. Hope Ni	Haidian District
Mr. Derek Chen	Beijing
Dr. Li-Lan Cheng	People’s Republic of China

Principal Place of Business in Hong Kong:
Room 1912, 19/F, Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

June 8, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS;

(3) PROPOSED RE-ELECTION OF DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITORS;

(5) PROPOSED AMENDMENTS TO THE 2022 SHARE INCENTIVE PLAN;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

1	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at 10:00 a.m. (Beijing time) at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China on June 30, 2026.

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the AGM:

(a)	the proposed grant of a general mandate to issue Shares;

(b)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(c)	the proposed re-election of Directors;

(d)	the proposed re-appointment of auditors; and

(e)	the proposed amendments to the 2022 Share Incentive Plan.

2	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A Ordinary Shares (including any sale or transfer of treasury Shares) if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares (including any sale or transfer of treasury Shares out of treasury) not exceeding 20% of the total number of issued and outstanding Shares (excluding any treasury Shares) as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 245,733,181 Class A Ordinary Shares (excluding the 5,174,334 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Company (“Bulk Issuance Shares”) as of the Latest Practicable Date) and 15,233,755 Class B Ordinary Shares. The Company does not hold any treasury Shares as at the Latest Practicable Date. Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued, cancelled or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue (or transfer out of treasury) a maximum of 52,193,387 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares (including to sell or transfer any treasury Shares out of treasury) pursuant to the Issuance Mandate.

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 4 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 3 provided that such additional amount shall represent up to 10% of the number of issued and outstanding Shares (excluding any treasury Shares) as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

LETTER FROM THE BOARD

3	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued and outstanding Shares (excluding any treasury Shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 245,733,181 Class A Ordinary Shares (excluding 5,174,334 Bulk Issuance Shares as of the Latest Practicable Date) and 15,233,755 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued, cancelled or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 26,096,693 Class A Ordinary Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

4	PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association, the Board shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an additional Director. Any Director appointed by the Board to fill a casual vacancy shall hold office only until the first annual general meeting of the Company after his/her appointment and be subject to re-election at such meeting. Accordingly, Mr. Qu Chen, who was appointed as a non-executive Director on June 3, 2026, shall retire and, being eligible, has offered himself for re-election at the AGM.

LETTER FROM THE BOARD

Pursuant to the Articles of Association and the Corporate Governance Code set out in Appendix C1 to the Listing Rules, Mr. Zhaohui Li and Ms. Hope Ni shall retire at the AGM and, being eligible, will offer themselves for re-election as Directors (together with Mr. Qu Chen, the “Nominees”) at the AGM. Details of the Nominees are set out in Appendix II to this circular. The proposals for the re-election of the Nominees will be submitted for the Shareholders’ approval at the AGM. The term of office of each Nominee is three years, commencing from the date of approval by the Shareholders at the AGM. For details of the Nominees’ interest, please refer to the Appendix II to this circular. Save as disclosed in the Appendix II to this circular, none of the Nominees has any interests in the Shares within the meaning of Part XV of the SFO. Except as stated in the Appendix II to this circular, none of the Nominees currently nor in the past three years, holds any directorships in any other listed companies or any other major positions in the Company and its subsidiaries. Save as disclosed in this circular, none of the Nominee has any relationship with any Director, senior management, substantial shareholders or Controlling Shareholders.

The Nomination Committee of the Company has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy and director nomination policy and the Company’s corporate strategy and the independence of the Independent Non-executive Directors. Ms. Hope Ni, the retiring Independent Non-executive Director, has confirmed her independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nomination Committee and the Board considered that the retiring Independent Non-executive Director is independent in accordance with the independence guidelines set out in the Listing Rules, and are satisfied with the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of all the Nominees including the aforesaid Independent Non-executive Director at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Subject to the requirements under the Listing Rules and the Articles of Association, a Shareholder may nominate a person to stand for election as a Director.

5	PROPOSED RE-APPOINTMENT OF AUDITORS

Following the recommendation of the audit committee of the Board, the Board proposed to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company with a term expiring upon the next annual general meeting of the Company.

LETTER FROM THE BOARD

The estimated audit fees for the year ending December 31, 2026 is expected to be approximately RMB9.2 million. The estimation takes into account various factors such as the scope and complexity of the audit work for the Group’s consolidated financial statements, the scale of the Group’s operations, a significant number of subsidiaries, the expected audit timeline, resources and professional expertise required. Specifically, as a dual primary-listed entity, the auditors are engaged to conduct two separate, full-scope audits of the Group’s consolidated financial statements: (i) the integrated audit (covering both financial statement audit and internal control over financial reporting) performed in accordance with the standards established by the Public Company Accounting Oversight Board to satisfy U.S. Securities and Exchange Commission regulatory requirements by PricewaterhouseCoopers Zhong Tian LLP; and (ii) the financial statement audit performed in accordance with the International Standards on Auditing to meet the requirements under the Listing Rules by PricewaterhouseCoopers. Furthermore, the estimated audit fees assume there will be no material changes in the Group’s businesses and operations, accounting policies or regulatory environment, and that the Company will provide timely and adequate assistance and information as required for the audit.

6	PROPOSED AMENDMENTS TO THE 2022 SHARE INCENTIVE PLAN

The Board first adopted the 2022 Share Incentive Plan on March 30, 2022, which, subject to the waiver, complies with the then effective Chapter 17 of the Listing Rules. The Board has resolved to amend and restate the 2022 Share Incentive Plan as the Amended and Restated 2022 Share Incentive Plan in order to comply with the new requirements on share schemes involving issuance of new shares under Chapter 17 of the Listing Rules. The Amended and Restated 2022 Share Incentive Scheme is subject to Shareholders’ approval at the AGM.

The purpose of the Amended and Restated 2022 Share Incentive Plan is to promote the success and enhance the value of the Company by linking the personal interests of the Employee Participants, Related Entity Participants and Service Provider Participants to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The Amended and Restated 2022 Share Incentive Plan is also designed to afford the Company flexibility in motivating, attracting and retaining the services of Eligible Participants, whose judgment, interests and special efforts are critical to the successful conduct of the Company’s operations.

As at the Latest Practicable Date, the Company had a total of 260,966,936 issued and outstanding Shares, comprising 245,733,181 Class A Ordinary Shares and 15,233,755 Class B Ordinary Shares, excluding 5,174,334 Class A Ordinary Shares issued to the Depositary for Bulk Issuance Shares. The Company did not hold any treasury Shares as at the Latest Practicable Date. Assuming there is no change in the number of issued and outstanding Shares during the period from the Latest Practicable Date to the Adoption Date, the maximum aggregate number of Shares which may be issued pursuant to all Awards together with the number of Shares which may be issued pursuant to any awards to be granted under any other schemes of the Company shall be 26,096,693 Shares, being the number of Shares representing 10% of the total number of issued and outstanding Shares on the Adoption Date. The Awards under the Amended and Restated 2022 Share Incentive Plan will be funded by the issuance of new Class A Ordinary Shares or treasury Shares (if any) (or equivalent amount of ADSs, at the discretion of the Board or the Committee) or the purchase of existing Class A Ordinary Shares (or equivalent amount of ADSs, at the discretion of the Board or the Committee) by way of on-market transaction, at the discretion of the Board or the Committee.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the trustee of the Amended and Restated 2022 Share Incentive Plan held 24,718,175 Class A Ordinary Shares, which are held on trust for participants under the Amended and Restated 2022 Share Incentive Plan to satisfy the future exercise or vesting of Awards. Under the trust deed in respect of the Amended and Restated 2022 Share Incentive Plan, the trustee will not exercise the voting rights in respect of any Class A Ordinary Shares held under the Amended and Restated 2022 Share Incentive Plan. The relevant trustee is independent of the Company and its connected persons (including the Directors), and shall comply with the requirements regarding voting arrangements as set out under Rule 17.05A of the Listing Rules.

The operation of the Amended and Restated 2022 Share Incentive Plan is conditional upon:

(a)	the passing of the ordinary resolutions by the Shareholders at the AGM to approve and adopt the Amended and Restated 2022 Share Incentive Plan; and

(b)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Shares to be allotted and issued pursuant to the Awards.

For the avoidance of doubt, any granted and unexercised options, and any granted and unvested awards under the 2022 Share Incentive Plan prior to the Adoption Date shall continue to be valid and exercisable and/or vested in accordance with the terms of the grant and the 2022 Share Incentive Plan. As at the Latest Practicable Date, there was an aggregate of 14,029,125 Class A Ordinary Shares underlying unvested restricted share units under the 2022 Share Incentive Plan, of which 203,202 were granted to Directors and 13,825,923 were granted to employees of the Group, who are all considered as Employee Participants under the Amended and Restated 2022 Share Incentive Plan. There are no historical grants made by the Company to Related Entity Participants or Service Provider Participants under the 2022 Share Incentive Plan. The Company has no plans to immediately grant Awards after the passing of the Amended and Restated 2022 Share Incentive Plan.

Key changes to the 2022 Share Incentive Plan under the Amended and Restated 2022 Share Incentive Plan include, without limitation, the following:

(a)	inclusion of the definition of Eligible Participants which include Employee Participants, Related Entity Participants and Service Provider Participants;

(b)	amendment of the Scheme Mandate Limit and inclusion of the Service Provider Sublimit;

LETTER FROM THE BOARD

(c)	inclusion of requirement to seek Shareholder’sapproval for any Award(s) which would result in the Class A Ordinary Shares issued and to be issued in respect of all Awards granted to such person (excluding any Awards lapsed in accordance with the terms of the Amended and Restated 2022 Share Incentive Plan) under the Amended and Restated 2022 Share Incentive Plan and any other share schemes of the Company in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the Shares in issue and outstanding (excluding treasury Shares), such grant must be separately approved by the Shareholders in general meeting with such Participant and his/her close associates (or associates if the Participant is a connected person) abstaining from voting;

(d)	inclusion of requirement to seek Independent Non-executive Directors (excluding Independent Non-executive Director who is the Participant) approval for any Award(s) granting to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates;

(e)	inclusion of requirement to seek Shareholders’ approval, in addition to requirement

(d)	stipulated above, for any Award(s) granting to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates which would result in the Shares issued and to be issued in respect of all awards granted (excluding any awards lapsed) to such person under the Amended and Restated 2022 Share Incentive Plan and any other share schemes of the Company in the 12-month period up to and including the date of such grant, representing in aggregate over 0.1% of the Shares in issue and outstanding (excluding treasury Shares);

(f)	revision of requirements on the exercise price of Options, subject to the waiver from strict compliance with Rule 17.03E of the Listing Rules described in the section below;

(g)	inclusion of a minimum vesting period of twelve (12) months from the grant date, subject to specific circumstances set out in the Amended and Restated 2022 Share Incentive Plan and Appendix III to this circular under which an Award to Employee Participants may be subject to a shorter vesting period;

(h)	inclusion of a description of the clawback policy adopted by the Company in respect of any Award(s);

(i)	amendment of provision for proportionate adjustments to the Awards granted under the Amended and Restated 2022 Share Incentive Plan in the event of any alteration in the capital structure of the Company;

LETTER FROM THE BOARD

(j)	inclusion of requirement for trustee holding unvested Shares of the Amended and Restated 2022 Share Incentive Plan, whether directly or indirectly to abstain from voting on matters that require shareholders’ approval under the Listing Rules, unless otherwise required by the Applicable Laws to vote in accordance with the beneficial owner’s direction and such a direction is given; and

(k)	inclusion of house-keeping and other consequential amendments in connection with the Amended and Restated 2022 Share Incentive Plan.

Pursuant to the note to Rule 17.03(2) of the Listing Rules, the Board has sought legal advice on the prospectus requirements of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) in relation to the Amended and Restated 2022 Share Incentive Plan, and will comply with the relevant requirements when granting Awards to the Eligible Participants.

Waiver from strict compliance with Rule 17.03E of the Listing Rules regarding exercise price of Options to be granted pursuant to the Amended and Restated 2022 Share Incentive Plan

Rule 17.03E of the Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

Reference is made to the prospectus of the Company dated April 11, 2022 issued in connection with its listing on the Stock Exchange. As disclosed in such prospectus, since the listing of the Company’s ADSs on the New York Stock Exchange, it has been the Company’s practice to issue Options exercisable into ADSs under the 2022 Share Incentive Plan and the Company will continue to issue Options exercisable into ADSs under the Amended and Restated 2022 Share Incentive Plan. By definition, ADSs are denominated in U.S. dollars, and the exercise price for options with respect to ADSs will necessarily be presented in U.S. dollars.

As disclosed in the Company’s prospectus, on the basis that (a) the method for determining the exercise price of the Options based on the market price of ADSs substantially replicates the requirement in Rule 17.03E of the Listing Rules, and (b) it has been the Company’s practice to issue Options exercisable into ADSs with exercise prices denominated in U.S. dollars, and the Company will continue to grant Options under the Amended and Restated 2022 Share Incentive Plan with exercise prices based on the market price of its ADSs which are denominated in U.S. dollars after its listing on the Stock Exchange, the Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with Rule 17.03E of the Listing Rules (the “Waiver”) such that the Company will be able to determine the exercise price for grants under its share option schemes based on the higher of: (i) the per-share closing price of the Company’s ADSs on the NYSE on the date of grant, which must be a NYSE trading day; and (ii) the average per-share closing price of the Company’s ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the condition that the Company shall not issue any share options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Rule 17.03E of the Listing Rules.

LETTER FROM THE BOARD

Document on display

A copy of the Amended and Restated 2022 Share Incentive Plan will be published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (https://ir.zhihu.com/) for display for a period of not less than 14 days before the date of the AGM and the Amended and Restated 2022 Share Incentive Plan will be made available for inspection at the AGM.

7	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at 10:00 a.m. (Beijing time) at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China on June 30, 2026.

The notice of the AGM is enclosed and is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 28, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

LETTER FROM THE BOARD

Pursuant to the trust deed in respect of the 2022 Share Incentive Plan, the trustee of the 2022 Share Incentive Plan will not exercise the voting rights attached to the Class A Ordinary Shares held by it. As of the Latest Practicable Date, the relevant trustee held 24,718,175 Class A Ordinary Shares (representing approximately 6.13% of the voting rights in the Company), which will not be voted on at the AGM.

Holders of treasury Shares have no voting rights under Cayman Islands law. For the purpose of the Listing Rules, holders of treasury Shares (if any) shall abstain from voting on matters that require shareholders’ approval at the Company’s general meetings.

8	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the issuer. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

9	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed Issuance Mandate, the Repurchase Mandate, the proposed re-election of the retiring Directors, the proposed re-appointment of the auditors and the proposed amendments to the 2022 Share Incentive Plan are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

10	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2	SHARE CAPITAL

As at the Latest Practicable Date, the issued and outstanding share capital of the Company comprised 260,966,936 Shares, out of which 245,733,181 were Class A Ordinary Shares (excluding 5,174,334 Bulk Issuance Shares as of the Latest Practicable Date) and 15,233,755 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 26,096,693 Shares, representing 10% of the total number of issued and outstanding Shares (excluding any treasury Shares) as at the date of the AGM.

3	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Zhou. Mr. Zhou beneficially owns 21,620,823 Class A Ordinary Shares and 15,233,755 Class B Ordinary Shares, representing approximately 43.14% of the voting rights in the total issued share capital of the Company (i.e., 250,907,515 Class A Ordinary Shares (including 5,174,334 Bulk Issuance Shares as of the Latest Practicable Date) and 15,233,755 Class B Ordinary Shares) other than the matters with respect to the Reserved Matters. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of his shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue (after deducting any treasury Shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Zhou to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands and the Articles of Association. In addition, the Company confirms that neither this explanatory statement nor the proposed repurchase of Shares has any unusual features.

The Company may cancel such repurchased Shares or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

For any treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall (i) procure its broker not to give any instructions to HKSCC to vote at general meetings of the Company for the treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury Shares.

7	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2025
May	10.80	9.93
June	15.00	9.45
July	13.00	10.40
August	14.49	10.90

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

	Price per share
Month	Highest	Lowest
	HK$	HK$
September	14.19	12.00
October	13.84	10.80
November	11.37	9.50
December	9.63	8.32
2026
January	11.60	8.41
February	9.81	8.51
March	9.50	7.00
April	9.80	7.20
May	8.80	7.46
June (up to the Latest Practicable Date)	7.63	7.61

8	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 2,900,646 ADSs (representing 8,701,938 Class A Ordinary Shares) on the New York Stock Exchange as follows:

New York Stock Exchange

	Numbers of Class A Ordinary Shares Represented by ADSs	Price paid per Class A Ordinary Share
Date of repurchase(1)	Repurchased(2)	Highest	Lowest
		(US$)	(US$)
January 2, 2026	99,000	1.1367	1.1100
January 5, 2026	99,000	1.1533	1.1033
January 6, 2026	99,000	1.1833	1.1533
January 7, 2026	99,000	1.1767	1.1333
January 8, 2026	99,000	1.2000	1.1433
January 9, 2026	99,000	1.1933	1.1533
January 14, 2026	4,704	1.2667	1.2633
January 15, 2026	99,000	1.2533	1.2167
January 16, 2026	97,122	1.2033	1.1800
January 20, 2026	92,814	1.2433	1.2033
January 21, 2026	17,646	1.2667	1.2567
January 23, 2026	99,000	1.2667	1.2267
January 26, 2026	99,000	1.2567	1.2267
January 27, 2026	40,170	1.2667	1.2567
January 28, 2026	99,000	1.2667	1.2367
January 29, 2026	99,000	1.2667	1.2400
January 30, 2026	97,305	1.2567	1.2533

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

	Numbers of Class A Ordinary Shares Represented by ADSs	Price paid per Class A Ordinary Share
Date of repurchase(1)	Repurchased(2)	Highest	Lowest
		(US$)	(US$)
February 2, 2026	94,140	1.2633	1.1967
February 3, 2026	99,000	1.2433	1.1367
February 4, 2026	93,840	1.1833	1.1200
February 5, 2026	99,000	1.1700	1.1400
February 6, 2026	96,657	1.1700	1.1367
February 9, 2026	99,000	1.2167	1.1667
February 10, 2026	94,572	1.2433	1.1967
February 11, 2026	99,000	1.2433	1.1733
February 12, 2026	99,000	1.2467	1.1600
February 13, 2026	99,000	1.1967	1.1500
February 17, 2026	99,000	1.1833	1.1433
February 18, 2026	95,601	1.1800	1.1567
February 19, 2026	87,648	1.1900	1.1633
February 20, 2026	94,272	1.1867	1.1500
March 27, 2026	300,000	0.9033	0.8617
March 30, 2026	388,005	0.9167	0.8567
March 31, 2026	245,118	0.9467	0.9200
April 1, 2026	328,488	0.9433	0.9200
April 2, 2026	169,593	1.0000	0.9667
April 6, 2026	391,761	1.0467	1.0100
April 7, 2026	391,134	1.0433	1.0100
April 8, 2026	279,687	1.0900	1.0467
April 9, 2026	221,358	1.100	1.0800
April 10, 2026	365,856	1.1000	1.0800
April 13, 2026	341,901	1.1233	1.0233
April 14, 2026	347,052	1.1567	1.1167
April 15, 2026	230,343	1.1900	1.1467
April 16, 2026	366,780	1.2400	1.1967
April 17, 2026	422,766	1.2867	1.2533
April 20, 2026	394,065	1.2800	1.2383
April 21, 2026	368,010	1.2633	1.1900
April 22, 2026	361,530	1.2567	1.2100

Notes:

(1)	The date of repurchase for the ADSs on the New York Stock Exchange were presented based on U.S. Eastern Time.

(2)	The securities purchased on the New York Stock Exchange were in the form of ADSs. One ADS represents three Class A Ordinary Shares.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars (as required by the Listing Rules) of the Nominees proposed to be elected at the AGM.

NON-EXECUTIVE DIRECTORS

(1)	MR. QU CHEN

Position and experience

Mr. Qu Chen (陳曲) (“Mr. Chen”), aged 40, was appointed as our non-executive Director on June 3, 2026 and is responsible for providing strategic advice and making recommendations on our operation and management. Mr. Chen has over 13 years of experience in strategic investment, capital markets and business analysis. He joined Kuaishou Technology (a company listed on the Main Board of the Stock Exchange with stock code of 1024) in April 2018 and currently serves as Head of Business Analytics, responsible for Kuaishou Group’s strategy, investment and operational analysis. Before joining Kuaishou Group, he served as the founder and chief executive officer of Beijing Nebulium Games Technology Co., Ltd. (北京星雲互娛科技有限公司) from June 2013 to September 2017.

Mr. Chen received his Master of Business Administration from Stanford University (officially the Leland Stanford Junior University) in the USA in June 2013.

Save as disclosed above, Mr. Chen has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Chen has signed a director agreement with the Company which provides for an automatic renewal for an initial period of three years from June 3, 2026, subject to automatic renewal after the expiry of the then current term. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Chen does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or Controlling Shareholders of the Company.

Interest in Shares

As of the Latest Practicable Date, Mr. Chen was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Director’s emoluments

Mr. Chen is not entitled to receive any annual director’s fee from the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Chen to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Chen that need to be brought to the attention of the Shareholders.

(2)	MR. ZHAOHUI LI

Position and experience

Mr. Zhaohui Li (李朝暉) (“Mr. Li”), aged 50, is a non-executive Director. Mr. Li has served as our Director since September 2015. Mr. Li joined Tencent in 2011 and has worked there as the vice president and head of mergers and acquisitions department, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. Li served as an investment principal at Bertelsmann Asia Investment from September 2008 to May 2010. Prior to that, Mr. Li held various positions related to product and business in Google and Nokia. Mr. Li also holds directorships at various other public companies. Mr. Li has been a non-executive director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a non-executive director of KE Holdings Inc., a company listed on the NYSE (NYSE: BEKE, HKEX stock code: 2423) since December 2018. Mr. Li served as a director of Howbuy Wealth Management Co., Ltd., a company listed on the National Equities Exchange and Quotations with stock code 834418, from December 2013 to August 2022. He served as a director of Fenbi Ltd., a company listed on the Stock Exchange (HKEX stock code: 2469) from December 2020 to March 2023. Mr. Li received a bachelor’s degree in economics from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

Save as disclosed above, Mr. Li has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the director agreement between Mr. Li and the Company, his current term of office is three years commencing from June 26, 2024, the date of his re-election at the 2024 annual general meeting of the Company, or until the third annual general meeting of the Company after such date, whichever is sooner. He is also subject to retirement and re-election at annual general meeting of the Company in accordance with the Articles of Association.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Relationships

As at the Latest Practicable Date, Mr. Li does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or Controlling Shareholders of the Company.

Interest in Shares

As of the Latest Practicable Date, Mr. Li was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Li is not entitled to receive any annual director’s fee from the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Li to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Li that need to be brought to the attention of the Shareholders.

INDEPENDENT NON-EXECUTIVE DIRECTOR

(3)	MS. HOPE NI

Position and experience

Ms. Hong Ni (倪虹) (“Ms. Ni”), also known as Hope Ni, aged 53, has served as our independent Director since March 2021 and has been re-designated as an Independent Non-executive Director since April 2022. She is the chairwoman of each of the Nomination Committee and the Compensation Committee (with effect from May 27, 2025) and a member of the Audit Committee and the Corporate Governance Committee. Ms. Ni has served as an independent non-executive director of Acotec Scientific Holdings Limited (HKEX stock code: 6669) since August 2021, VISEN Pharmaceuticals (HKEx stock code: 2561) since April 2021, and Digital China Holdings Limited (HKEX stock code: 0861) from September 2010 to June 2024. Ms. Ni has served as an independent director of UCLOUDLINK GROUP INC. (Nasdaq: UCL) since June 2020, and ATA Creativity Global (Nasdaq: AACG) (including its predecessor) since January 2008. Ms. Ni served as a non-executive director of Ingdan, Inc. (formerly known as Cogobuy Group) (HKEX: 0400) from June 2020 to June 2022, and she served as an executive director of Ingdan, Inc. from March 2015 to June 2020. Prior to that, Ms. Ni served as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP from 1998 to 2004 in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni accumulated extensive corporate governance knowledge and experience through her senior management roles and directorships described above. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in May 1998 and a bachelor’s degree in applied economics and business management from Cornell University in May 1994.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Save as disclosed above, Ms. Ni has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the director agreement between Ms. Ni and the Company, her current term of office is three years commencing from June 26, 2024, the date of her re-election at the 2024 annual general meeting of the Company, or until the third annual general meeting of the Company after such date, whichever is sooner. Ms. Ni is also eligible for re-election at annual general meeting of the Company in accordance with the Articles of Association.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Ni does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Listing Rules) or Controlling Shareholders of the Company.

Interest in Shares

As of the Latest Practicable Date, Ms. Ni is interested in 145,468 Class A Ordinary Shares, which represents her director entitlement to receive 145,468 restricted shares (the underlying Shares of which are Class A Ordinary Shares) pursuant to her director agreement with the Company.

Director’s emoluments

Pursuant to the aforesaid director agreement, Ms. Ni is entitled to receive an annual director’s fee of US$72,500 and 135,468 restricted shares (the underlying Shares of which are Class A Ordinary Shares) of the Company.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Ms. Ni to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Ms. Ni that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

BASIS OF DETERMINING THE DIRECTORS’ EMOLUMENTS

The amount of emoluments paid for the year ended 31 December 2025 to each of the directors who stands for re-election at the forthcoming annual general meeting is set out in note 27 to the financial statements in the Company’s annual report for 2025 and the basis of determining such emoluments is set out in “Emolument policy and Directors’ Remuneration” section in the Director’s Report in the Company’s annual report for 2025.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

The following is a summary of the principal terms of the Amended and Restated 2022 Share Incentive Plan to be considered and approved by Shareholders at the AGM. It does not form part of, nor is it intended to be part of, the Amended and Restated 2022 Share Incentive Plan. The Directors reserve the right at any time prior to the AGM to make amendments to the Amended and Restated 2022 Share Incentive Plan as they may consider necessary or appropriate provided that such amendments do not conflict in any material aspect with the summary set out in this Appendix. The views of the Directors and the Compensation Committee as to the appropriateness and reasonableness of particular terms and how they align with the purpose of the Amended and Restated 2022 Share Incentive Plan are set out in italics and as notes to the summary.

Purpose	The purpose of this Amended and Restated 2022 Share Incentive Plan is to promote the success and enhance the value of the Company, by linking the personal interests of the Employee Participants, Related Entity Participants and Service Provider Participants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. The Amended and Restated 2022 Share Incentive Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Employee Participants, Related Entity Participants and Service Provider Participants upon whose judgment, interest, and special effort, the successful conduct of the Company’s operation is largely dependent.

Awards	Awards under the Amended and Restated 2022 Share Incentive Plan may take the form of Option and a Restricted Share Unit award or other types of awards approved by the Committee granted to a Participant pursuant to the Amended and Restated 2022 Share Incentive Plan.

Plan administration	The Amended and Restated 2022 Share Incentive Plan shall be administered by the Board or the Committee to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members, Independent Non-executive Directors and executive officers of the Company. Reference to the Committee shall refer to the Board in absence of the Committee. Notwithstanding the foregoing, the full Board, acting by majority of its members in office, shall conduct the general administration of the Amended and Restated 2022 Share Incentive Plan if required by Applicable Laws, and with respect to Awards granted to the Committee members, Independent Non-executive Directors and executive officers of the Company and for purposes of such Awards the term “Committee” as used in the Amended and Restated 2022 Share Incentive Plan shall be deemed to refer to the Board.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Eligibility	The eligibility of any of the Eligible Participants shall be determined by the Board or the Committee from time to time on the basis of the Board’s or the Committee’s opinion as to the Eligible Participants’ contribution to the development and growth of the Group. In determining the basis of eligibility of each Eligible Participant, the Board will take into consideration including but not limited to the present and future contribution of the relevant Eligible Participant, the performance of the relevant Eligible Participant as well as the Group’s overall business objectives and future development plan.

(a)	Employee Participant. This category includes any person, including an officer or a Director, who is in the employment of any member of the Group (including persons who are granted Awards under the Amended and Restated 2022 Share Incentive Plan as an inducement to enter into employment contracts with these companies).

In assessing the eligibility of Employee Participants, the Board or the Committee will consider, amongst others, (i) the individual performance; (ii) time commitment, responsibilities or employment conditions according to the prevailing market practice and industry standard; (iii) the length of engagement with the Group; and (iv) the individual contribution or potential contribution the Employee Participant made or is likely to make to the development and growth of the Group.

(b)	Related Entity Participant. This category includes directors and employees of the holding companies, fellow subsidiaries or associated companies of the Company.

In assessing the eligibility of Related Entity Participants, the Board or the Committee will consider, amongst others, (i) the actual degree of participation and contribution to the development of the Group; (ii) the extent of benefits and synergies brought to the Group; and (iii) the length of engagement with the Group.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

(c)	Service Provider Participant. This category includes persons who provide services to the Company or its subsidiaries on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Group, including service providers in the capacity of independent contractors, consultants and/or advisors who provide services to the Group in relation to:

(i)	research and development, specifically, the exploration of cutting-edge frontier technologies, proprietary technological asset accumulation, the iterative development of next-generation platform features, and pipeline product design;

(ii)	core technology support and infrastructure, specifically, proprietary algorithmic development, cloud infrastructure optimization, system and platform architecture design, data privacy and network security enhancement, and AI-enabled software solutions;

(iii)	content creation, specifically, the creation, sourcing, curation, and licensing of high-quality original content, vertical media resources, or proprietary copyrights essential to enrich and populate the Group’s principal platforms;

(iv)	product commercialization and marketing, specifically, market requirement analysis, product launch strategies, and the planning and execution of large-scale brand promotions or user acquisition campaigns;

(v)	innovation upgrading and strategic/commercial planning, specifically, business model transformation, the commercialization and monetization planning of innovative projects, and strategic layout optimization to adapt to regulatory changes and industry trends;

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

(vi)	business development, specifically, the identification and execution of value-accretive strategic corporate partnerships and exploration of new business diversification lines;

(vii)	human resources, specifically, identifying, headhunting and attracting top-tier senior executives or core R&D technical talent for key strategic positions;

(viii)	investor relations; and

(ix)	corporate governance, specifically, capital market communication strategies, shareholder engagement and listed company compliance management;

but excluding placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions, and professional service providers such as auditors or valuers who provide assurance, or are required to perform their services with impartiality and objectivity.

In assessing the eligibility of Service Provider Participants, the Board or the Committee will consider, amongst others, (i) the individual performance of the relevant Service Provider Participants; (ii) the length of business relationship with the Group; (iii) the materiality and nature of the business relationship with the Group (such as whether they relate to the core business of the Group and whether such business dealings could be readily replaced by third parties); (iv) the background, reputation, and track record of the relevant Service Provider Participants; and (v) the scale of business dealings with the Group with regard to factors such as the actual or expected change in the Group’s revenue or profits which is or may be attributable to the relevant Service Provider Participants.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Note:

The Directors (including the Independent Non-executive Directors) consider the proposed categories of the Related Entity Participants and Service Provider Participants to be in line with industry norms and that the proposed scope for “Eligible Participants” (including the selection of Eligible Participants) to be appropriate and aligns with the purpose of the Amended and Restated 2022 Share Incentive Plan. In particular: (a) the Related Entity Participants will have a sufficiently close relationship with the Group and would likely be in a position to influence the Group’s business, reputation, operations and performance; (b) the Service Provider Participants are those service provider sub-categories that the Company considers to be particularly important to the success of the Group’s business and future development, including (i) by contributing to the Group’s operations and business structure/model; and (ii) would enable the Group to preserve its cash resources, and instead, use share incentives to attract persons of talent outside of the Group, whilst also aligning their interests with that of the Group and the Shareholders through them owning a proprietary interest in the Company and becoming future Shareholders; (c) this scope is consistent with scope of participants approved by the Company under past share incentive plans, as well as, to the best knowledge of the Directors, the practices of peer companies that operate in similar or comparable industries to that of the Group or other companies listed in Hong Kong and their remuneration or compensation packages, and accordingly, the Directors (including the Independent Non-executive Directors) consider it appropriate to enhance the long-term relationship with these Eligible Participants by aligning their interests with that of the Company and the Shareholders. Based on the above, the Directors (including the Independent Non-executive Directors) believe that the proposed scope for “Eligible Participants” is in line with the purpose of the Amended and Restated 2022 Share Incentive Plan.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Scheme Mandate Limit and Service Provider Sublimit

Scheme Mandate Limit:

The maximum aggregate number of Shares which may be issued pursuant to all Awards granted after the date of approval of the Amended and Restated 2022 Share Incentive Plan by the shareholders of the Company (the “Scheme Mandate Limit”) shall be the sum of: (i) the number of Shares available for future grant of Awards under the Amended and Restated 2022 Share Incentive Plan (as in effect immediately prior to such amendments) as of such date of approval; and (ii) the number of Shares underlying any Awards granted prior to the date of approval of the amendments to the Amended and Restated 2022 Share Incentive Plan that lapse or are forfeited in accordance with the terms of the Amended and Restated 2022 Share Incentive Plan after such date; provided that, the Scheme Mandate Limit, together with the number of Shares which may be issued pursuant to awards under any other share schemes (including share incentive plans) of the Company, must not exceed 10% of the Shares in issue and outstanding (excluding treasury Shares) as at the date of approval of the amendments to the 2022 Share Incentive Plan by the shareholders of the Company. To the extent that an Award granted after the date of approval of the amendments to the 2022 Share Incentive Plan lapses or is forfeited, the Shares underlying such Award shall not be counted for the purpose of calculating the Scheme Mandate Limit and shall become available for future grants.

Service Provider Sublimit:

Within the Scheme Mandate Limit, the maximum number of Shares which may be issued pursuant to all Awards to be granted to Service Provider Participants under the Amended and Restated 2022 Share Incentive Plan (the “Service Provider Sublimit”) must not exceed 0.2% of the Shares in issue and outstanding (excluding treasury Shares) as at the date of approval of the Amended and Restated 2022 Share Incentive Plan by the shareholders of the Company.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Note:

The Service Provider Sublimit was determined based on the maximum possible number of Shares that the Company intends to grant to Service Provider Participants and the Company’s future business and development plan.

The Directors (including the Independent Non-executive Directors) consider the Service Provider Sublimit to be appropriate and reasonable given the nature of the industries in which the Group operates and the Group’s current and future business needs, and takes into account:

(i)	the rationale behind the scope and eligibility criteria of the Service Provider Participants, as detailed above;

(ii)	the extent of use of services of the Service Provider Participants in the Group’s businesses, the current payment and/or settlement arrangement with the Service Provider Participants;

(iii)	the awards granted to the Service Provider Participants under the 2022 Share Incentive Plan;

(iv)	that this sublimit provides the Group with flexibility to provide equity incentives (instead of expending cash resources in the form of monetary consideration) to incentivize and collaborate with persons who are not employees or directors of the Group, but who may have exceptional expertise in their field or who may be able to provide valuable expertise and services to the Group, which is in line with the purpose of the Amended and Restated 2022 Share Incentive Plan;

(v)	that this sublimit represents a maximum limit and that the Company retains the flexibility to allocate Awards from this sublimit to satisfy Awards to other Eligible Participants depending on business growth and needs in the future as and when appropriate. For example, where the Company considers that the business needs of the Group at a future point in time suggests that the full Service Provider Sublimit is no longer needed for the Service Provider Participants and that it would be more appropriate and beneficial to serve the purpose of the Amended and Restated 2022 Share Incentive Plan to allocate a portion of the Award Shares under this sublimit to other Eligible Participants;

(vi)	the minimal dilution effect arising from the potential grant of Awards to the Service Provider Participants; and

(vii)	the service provider sublimits proposed or adopted by other companies listed on the Stock Exchange.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Refreshing the Scheme Mandate Limit and/or the Service Provider Sublimit	The Scheme Mandate Limit (and the Service Provider Sublimit) may be refreshed at any time by obtaining approval of the Shareholders in general meeting after three years from Adoption Date or the date of Shareholders’ approval for the last refreshment, provided that:

(a)	the total number of Shares which may be issued in respect of all Awards to be granted under the Amended and Restated 2022 Share Incentive Plan and any other share schemes of the Company under the Scheme Mandate Limit as refreshed (the “New Scheme Mandate Limit”) must not exceed 10% (and the Service Provider Sublimit as refreshed (the “New Service Provider Sublimit”) must not exceed 0.2%) of the total number of Shares in issue and outstanding (excluding treasury Shares) at the date of the Shareholders’ approval of such New Scheme Mandate Limit (and New Service Provider Sublimit). Awards previously granted under the Amended and Restated 2022 Share Incentive Plan or any other share schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the Amended and Restated 2022 Share Incentive Plan or any other share schemes of the Company) will not be regarded as utilized for the purpose of calculating the total number of Shares subject to the New Scheme Mandate Limit (and the New Service Provider Sublimit);

(b)	any refreshment to the Scheme Mandate Limit (and the Service Provider Sublimit) within any three-year period must be approved by the Shareholders, where any Controlling shareholders and their associates (or if there is no controlling shareholder, Directors (excluding Independent Non-executive Directors) and the chief executive of Company and their respective associates) must abstain from voting in favour of the relevant resolution at the general meeting and in accordance with the requirements under the Listing Rules; and

(c)	the requirements under (a) and (b) hereinabove do not apply if the refreshment is made immediately after an issue of securities by the Company to the Shareholders on a pro rata basis as set out in Listing Rule 13.36(2)(a) of the Listing Rules such that the unused part of the Scheme Mandate Limit (as a percentage of the total number of Shares in issue) upon refreshment is the same as the unused part of the New Scheme Mandate Limit immediately before the issue of securities, rounded to the nearest whole Share.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Without prejudice to the above, the Company may seek separate approval of the Shareholders in general meeting to grant Awards under the Amended and Restated 2022 Share Incentive Plan or any other share schemes of the Company beyond the Scheme Mandate Limit (or the Service Provider Sublimit) or, if applicable, the extended limits referred to herein, provided the Awards in excess of the Scheme Mandate Limit (or the Service Provider Sublimit) are granted only to Eligible Participants specifically identified by the Company before such approval is sought. The Company must send a circular to the Shareholders containing the name of each specified Eligible Participant who may be granted such Awards, the number and terms of the Awards to be granted to each specified Eligible Participant, and the purpose of granting Awards to the specified Eligible Participants with an explanation as to how the terms of the Awards serve such purpose. The number and terms of Awards to be granted to such Eligible Participants must be fixed before Shareholders’ approval.

Maximum entitlement of each Eligible Participant	There is no specific maximum entitlement for each Eligible Participant under the Amended and Restated 2022 Share Incentive Plan. Awards granted to individuals that exceed the thresholds set out in Chapter 17 of the Listing Rules will be subject to additional approval requirements as required under Chapter 17 of the Listing Rules and set out in the section headed “Further approval requirements” below.

Further approval requirements	1% Individual Limit

Unless approved by the Shareholders in general meeting, the total number of Shares issued and to be issued in respect of all options and awards granted to such person (excluding any Awards lapsed in accordance with the terms of the Amended and Restated 2022 Share Incentive Plan) under the Amended and Restated 2022 Share Incentive Plan and any other share schemes of the Company in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the Shares in issue and outstanding (excluding treasury Shares) as at the date of any grant.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Any further grant of Awards to an Eligible Participant which would exceed the aforementioned limit shall be subject to separate approval of the Shareholders in general meeting with the relevant Eligible Participant and their associates abstaining from voting. In this case a circular shall be sent to the Shareholders, which must disclose the identity of the Participants, the number and terms of the Awards to be granted (and those previously granted to such Participant in the 12-month period), the purpose of granting the Awards to the Participant and an explanation as to how the terms of the Awards serve such purpose. The number and terms of the Awards to be granted to such Participant must be fixed before Shareholders’ approval. In respect of any Award, the date of the board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the exercise price under Listing Rule 17.03E.

Limit on Grant to Director, Chief Executive or Substantial Shareholder

Any grant of Awards to any Director, chief executive or substantial shareholder of the Company, or any of their respective associates, shall be subject to the prior approval of the Independent Non-executive Directors (except that any Independent Non-executive Director who is a proposed recipient of the grant of any Awards shall abstain from voting on such matter).

(a)	Where any grant of Awards (excluding grant of Options) to a Director (other than an Independent Non-executive Director) or chief executive of the Company, or any of their associates would result in the Shares issued and to be issued in respect of all awards granted (excluding any awards lapsed) to such person under the Amended and Restated 2022 Share Incentive Plan and any other share schemes of the Company in the 12-month period up to and including the date of such grant, representing in aggregate over 0.1% of the Shares in issue and outstanding (excluding treasury Shares), such further grant of Awards must be approved by shareholders of the Company in general meeting in the manner required, and subject to the requirements set out, in the Listing Rules.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

(b)	Where any grant of Awards to an Independent Non-executive Director or a substantial shareholder of the Company, or any of their respective associates would result in the Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed) to such person under the Amended and Restated 2022 Share Incentive Plan and any other share schemes of the Company in the 12-month period up to and including the date of such grant, representing in aggregate over 0.1% of the Shares in issue and outstanding (excluding treasury Shares), such further grant of Awards must be approved by shareholders of the Company in general meeting.

In the event of any grant of Awards made under (a) or (b) hereinabove, a circular shall be sent to the Shareholders, which must contain: (a) details of the number and terms of the Awards to be granted to each Participant, which must be fixed before the Shareholders’ meeting. In respect of any Options to be granted, the date of board meeting for proposing such further grant is to be taken as the date of grant for the purpose of calculating the exercise price under Listing Rule 17.03E; (b) the views of the Independent Non-executive Directors (excluding any Independent Non-executive Director who is the Participant) as to whether the terms of the grant are fair and reasonable and whether such grant is in the interests of the Company and its Shareholders as a whole, and their recommendation to the independent Shareholders as to voting; (c) information relating to any Directors of the Company who are trustees of the Amended and Restated 2022 Share Incentive Plan or have a direct or indirect interest in the trustees; and (d) the information required under Listing Rule 2.17.

Limit on time of grant	No Award shall be granted to any Eligible Participant:

(1)	in circumstances prohibited by any Applicable Laws or at a time when the Participant would or might be prohibited from dealing in the Shares by any Applicable Laws;

(2)	where such person is in possession of any unpublished inside information in relation to the Company until such inside information has been published in an announcement in accordance with the Applicable Laws;

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

(3)	during the period of 60 days immediately preceding the publication date of the annual results of the Company or, if shorter, the period from the end of the relevant financial year up to the publication date of such results, and

(4)	during the period of 30 days immediately preceding the publication date of the quarterly and half-year results of the Company or, if shorter, the period from the end of the relevant half-year period up to the publication date of such results and any such grant so made (or made without being subject to the necessary conditions contemplated above) shall be null and void to the extent (and only to the extent) that it falls within the circumstances described above.

Exercise price	The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which shall not be lower than the value of Shares determined as follows:

(a)	for Options denominated in U.S. Dollars and exercisable into ADSs, the Fair Market Value shall be the higher of: (i) the closing sales price for the ADSs (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the ADSs are listed (as determined by the Committee) on the date of grant (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last Trading Date such closing sales price or closing bid was reported), and (ii) the average closing sales price (or the closing bid, if no sales were reported) for the ADSs as quoted on such exchange or system for the five business days immediately preceding the date of grant; and

(b)	for Options denominated in Hong Kong Dollars and exercisable into Shares, the Fair Market Value shall be the higher of: (i) the closing sales price for the Shares (or the closing bid, if no sales were reported) as quoted on the Hong Kong Stock Exchange on the date of grant (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last Trading Date such closing sales price or closing bid was reported), and (ii) the average closing sales price (or the closing bid, if no sales were reported) for the Shares as quoted on the Hong Kong Stock Exchange for the five business days immediately preceding the date of grant.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Note:

The Board is of the view that these conditions and rules preserve the value of the Company, give the flexibility to the Board which will place the Company in a better position to reward its Employees and retain human resources that are valuable to the growth and development of the Company as a whole, and encourage Eligible Participants to acquire an ownership interest in the Company, which is in line with the purpose of the Amended and Restated 2022 Share Incentive Plan. Such basis will serve to preserve the value of the Company and align the interests of the Participant with the continuous growth of the Company.

Exercise period	The Committee (or the remuneration committee of the Board where the arrangements relate to grants of Options to the Directors and/or senior managers of the Company) shall determine the vesting schedule of each Option, which shall be set forth in the Award Agreement; provided that the term of any Option granted under the Amended and Restated 2022 Share Incentive Plan shall not exceed ten years from the date of grant, except as the Board may terminate, amend or modify the Amended and Restated 2022 Share Incentive Plan.

Limits on transfer	By applicable law and by the Award Agreement, as the same may be amended:

(a)	all Awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

(b)	awards will be exercised only by the Participant; and

(c)	amounts payable or Shares issuable pursuant to an Award will be delivered only to (or for the account of), and, in the case of Shares, registered in the name of, the Participant.

In addition, the Shares shall be subject to the restrictions set forth in the applicable Award Agreement.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Where (i) the Board or its delegate(s) gives their express consent in writing (which consent may or may not be given by the Board or its delegate(s) at their absolute discretion), and (ii) the Hong Kong Stock Exchange gives any express waiver, the Awards held by a Participant may be allowed to be transferred to a vehicle (such as a trust or a private company) for the benefit of the Participant and any family members of such Participant (for the purposes of estate planning or tax planning or such other reasons as the Board or its delegate(s) and the Hong Kong Stock Exchange consider to be justifiable) that would continue to meet the purpose of the Amended and Restated 2022 Share Incentive Plan and comply with the requirements of Chapter 17 of the Listing Rules.

Notwithstanding anything else in the above to the contrary, but subject to compliance with all applicable laws, Incentive Share Options and Restricted Share Units will be subject to any and all transfer restrictions under the Listing Rules and the Internal Revenue Code of 1986 of the United States applicable to such Awards or necessary to maintain the intended tax consequences of such Awards.

Vesting period	The vesting date in respect of any Award shall be not less than 12 months from the grant date. Notwithstanding the foregoing, Awards granted to Employee Participants may be subject to a shorter vesting period under specific circumstances as determined by the Committee (or the remuneration committee of the Board where the arrangements relate to grants of Awards to the Directors and/or senior managers of the Company), including but not limited to:

(a)	grants of Awards where the total vesting period together with any holding or lock-up period exceeds twelve months;

(b)	grants of “make-whole” Awards to new joiners to replace share awards they forfeited when leaving their previous employers;

(c)	grants to an Employee Participant whose employment is terminated due to death or disability or occurrence of any out of control event;

(d)	grants with performance-based vesting conditions, or grants made in lieu of, or to satisfy or replace, performance-based cash bonuses, salary, or other compensation entitlements;

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

(e) grants of Awards that are made in batches during a year for administrative and compliance reasons, including Awards that should have been granted earlier but for such administrative or compliance reasons and that are granted in a subsequent batch, in which case the vesting period may be shortened to reflect the time from which such Awards would otherwise have been granted; and

(f) grants with a mixed or accelerated vesting schedule such as where the Awards may vest evenly over a period of twelve months.

The Committee (or the remuneration committee of the Board where the arrangements relate to grants of Options to the Directors and/or senior managers of the Company) shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

Performance Objectives	The Committee may, in its absolute discretion, specify in the Award Agreement the performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of the Awards that will be granted or paid out to the Participants. If no performance objectives are attached to the Awards, the Committee shall state the reasons in the grant announcement.

In determining the performance targets applicable to an Award, the Committee will consider general factors including, without limitation, (i) the financial results, operating performance, business growth and other relevant indicators of the Group, any of its business segments, the relevant Related Entity Participant or the relevant Service Provider Participant; and (ii) the individual Participant’s contribution, work performance and other specific personal factors which the Committee may consider appropriate. Such performance targets will be reviewed and assessed periodically, whether on an absolute basis or by reference to relative benchmarks, including pre-determined targets, prior year results or a specified peer or comparison group, as determined by the Committee in its sole discretion.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Note:

The Directors consider that it is not practicable to expressly set out a generic set of performance targets in the Amended and Restated 2022 Share Incentive Plan, since each Participant has a different position/role with respect to the Group and will contribute differently to the Group in nature, duration and significance. The Committee will have regard to the purpose of the Amended and Restated 2022 Share Incentive Plan in making such determinations, with performance targets generally being in line with common key performance indicators in the industry of the Group, such as quantitative performance targets to be achieved, the Participant’s background/experience, qualitative contributions made or potentially to be made to the Group, and broader audit result trends, subject to amendments or adjustments as the Committee deems appropriate.

The Directors consider that it is not practicable to expressly set out when Awards may be granted without performance targets before assessing the individual circumstances of the Eligible Participants as and when they are selected by the Committee. Awards may be granted to Eligible Participants without performance targets, including but not limited to, where the Committee is of the view that additional performance target is not necessary in light of the actual circumstances of the particular Eligible Participant and such arrangement is aligned with the terms and purpose of the Amended and Restated 2022 Share Incentive Plan to increase the relevant Participants’ loyalty to the Company and incentivize the relevant Participants to work towards enhancing the value of the Company and its Shares. The Company will comply with the applicable disclosure requirements on performance target(s) under the Listing Rules.

Voting and dividend Rights	No Award gives the Participant any of the rights of a Shareholder unless and until Shares are in fact issued to such person in connection with such Award. Accordingly, except as otherwise determined by the Committee, a Participant shall not have any voting rights, or rights to participate in any dividends or distributions (including those arising on a liquidation of the Company) declared or recommended or resolved to be paid to the shareholders on the register of members of the Company on a date prior to the name of such Participant being registered on such register. Any trustee holding unvested Shares of the Amended and Restated 2022 Share Incentive Plan, whether directly or indirectly, shall abstain from voting on matters that require shareholders’ approval under the Listing Rules, unless otherwise required by the Applicable Laws to vote in accordance with the beneficial owner’s direction and such a direction is given.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Lapse of awards	An Award shall lapse automatically (to the extent not already vested and, where relevant, exercised) on the earliest of:

(a)	the expiry of any applicable exercise period (in respect of Options);

(b)	the clawback mechanism (as described below) being triggered;

(c)	the expiry of any of the periods for accepting or exercising the Award;

(d) the date on which the Participant commits a serious misconduct, a material misstatement in the Company’s financial statements, or other circumstances as specified in the Award Agreement.

If any Award is lapsed in accordance with the terms of the Amended and Restated 2022 Share Incentive Plan, the unissued Shares subject to such Award shall again be available for grant under the Amended and Restated 2022 Share Incentive Plan. For the avoidance of doubt, lapsed Awards will be regarded as unutilized for the purpose of calculating the Scheme Mandate Limit and Service Provider Sublimit.

Cancellation of Awards	The Board or the Committee may at its discretion cancel an Award granted under various circumstances as it deems appropriate or necessary for the management of the Amended and Restated 2022 Share Incentive Plan or the business operations of the Group, including but not limited to:

(i)	where the Company or any member of the Group, pay to the Participant an amount equal to the purchase price (if any) paid by the Participant for the relevant Award;

(ii)	where the Board or the Committee makes any arrangement as the Board or the Committee and the Participant may mutually agree in order to compensate him/her for the cancellation of the Award; or

(iii)	where the Board or the Committee determines that such cancellation is in the best interest of the Company and its Shareholders as a whole due to strategic adjustments or corporate restructuring.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

When the Company cancels an Award granted to an Eligible Participant and makes a new grant to the same Eligible Participant, such new grant may only be made under the Amended and Restated 2022 Share Incentive Plan with available Scheme Mandate Limit (or the Service Provider Sublimit) approved by Shareholders as referred to Listing Rules 17.03B or 17.03C.

The Awards cancelled will be regarded as utilized for the purpose of calculating the Scheme Mandate Limit and the Service Provider Sublimit.

For the avoidance of doubt, the Board or the Committee has absolute discretion to cancel Award in the event such Award is subject to clawback.

Clawback	The Company has established a clawback mechanism. The Committee may, in its absolute discretion, determine that an Award shall lapse or be subject to clawback in the event of the followings:

(a)	serious misconduct;

(b)	a material misstatement in the Company’s financial statements;

(c)	when the Award to the Participant will no longer be appropriate and aligned with the purpose of the 2022 Amended and Restated Share Incentive Plan; or

(d)	other circumstances as specified in the Award Agreement.

Note:

The Directors are of the view that the above clawback mechanism enables the Company to clawback Awards (or the Shares underlying such Awards) received by those Participants who have, for example, seriously violated the policies of the Group, put the Group into disrepute, adversely harmed the Group, or otherwise exposed the Group to significant risk. In these circumstances, the Company would not consider it in the Company or Shareholders’ best interests to incentivize them with proprietary interests of the Company under the Amended and Restated 2022 Share Incentive Plan, nor would the Company consider such Participants benefiting under the Amended and Restated 2022 Share Incentive Plan to align with the purpose of the Amended and Restated 2022 Share Incentive Plan. As such, the Company considers this clawback mechanism appropriate and reasonable.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Term of the Amended and Restated 2022 Share Incentive Plan	Unless terminated earlier pursuant to its terms, the Amended and Restated 2022 Share Incentive Plan will expire on, and no Award may be granted pursuant to the Amended and Restated 2022 Share Incentive Plan after the tenth anniversary of 30 March, 2022 (i.e. the date of initial adoption of the 2022 Share Incentive Plan).

Amendment, modification and termination	At any time and from time to time, the Board may terminate, amend or modify the Amended and Restated 2022 Share Incentive Plan; provided, however, that (a) to the extent necessary and desirable to comply with Applicable Laws or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice in lieu of shareholder approval as permissible under the applicable stock exchange rules, and (b) unless the Company decides to follow home country practice in lieu of shareholder approval as permissible under the applicable stock exchange rules, shareholder approval is required for any amendment to the Amended and Restated 2022 Share Incentive Plan that increases the number of Shares available under the Amended and Restated 2022 Share Incentive Plan (other than any adjustment as provided under the Amended and Restated 2022 Share Incentive Plan).

In the event that the Amended and Restated 2022 Share Incentive Plan is terminated or expired, any Awards that are outstanding on the date of termination or expiration (as the case may be) shall remain in force according to the terms of the Amended and Restated 2022 Share Incentive Plan and the applicable Award Agreement, and the provisions of the Amended and Restated 2022 Share Incentive Plan shall remain in full force to the extent necessary to give effect to the vesting or exercise of any such Award.

APPENDIX III	SUMMARY OF THE PRINCIPAL TERMS OF THE AMENDED AND RESTATED 2022 SHARE INCENTIVE PLAN

Alterations in capital structure	In the event of a capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital, or any other change affecting the Shares or the share price of a Share, the Committee shall make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change with respect to the following:

	(a)	the aggregate number and type of Shares that may be issued under the Amended and Restated 2022 Share Incentive Plan;

	(b)	the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance objective or criteria with respect thereto); and

	(c)	the exercise or purchase price per Share for any outstanding Awards under the Amended and Restated 2022 Share Incentive Plan, provided that any adjustments must give a Participant the same proportion of the equity capital, rounded to the nearest whole share, as that to which that person was previously entitled, but no such adjustments may be made to the extent that a Share would be issued at less than its nominal value. In respect of any such adjustments, other than any made on a capitalisation issue, an independent financial adviser or the Company’s auditors must confirm to the Directors in writing that the adjustments satisfy the requirements set out in the Listing Rules.

Corporate Transaction	Except as may otherwise be or provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Committee anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Committee may, in its sole discretion, provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise the vested portion of such Awards during a period of time as the Committee shall determine, or (ii) the purchase of any Award for an amount of cash equal to the Fair Market Value of the Shares underlying such Award, or (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of Shares, or (iv) payment of such Award in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date as determined by the Committee when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 30, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m., Beijing time on June 30, 2026 at Room Xinzhi, Floor 1, Zone C, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2025 and the reports of the directors of the Company and auditors thereon;

2.	as an ordinary resolution, to re-elect the following retiring directors of the Company:

(a)	(i)	to re-elect Mr. Qu Chen as a non-executive director;

(ii)	to re-elect Mr. Zhaohui Li as a non-executive director;

(iii)	to re-elect Ms. Hope Ni as an Independent Non-executive director; and

(b)	to authorize the board of directors of the Company (the “Board”) to fix the remuneration of directors of the Company;

NOTICE OF THE ANNUAL GENERAL MEETING

3.	as an ordinary resolution,

“THAT:

(a)	subject to paragraph (c) below, pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of the Hong Kong Limited (the “HKEX”), a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares (including any sale or transfer of treasury shares (which has the meaning ascribed to it under the Listing Rules) out of treasury) or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the directors and shall authorize the directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2012 Plan and the 2022 Share Incentive Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association of the Company; and

NOTICE OF THE ANNUAL GENERAL MEETING

(v)	a specific authority granted by the shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting;

“Rights Issue” means an offer of shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the directors to shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”;

4.	as an ordinary resolution, “THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own shares and/or American depositary shares (“ADSs”) on HKEX or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the HKEX for this purpose, provided that the total number of shares and/or shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding shares of the Company (excluding any treasury shares) as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders of the Company in general meeting.”;

5.	as an ordinary resolution,

“THAT conditional upon the passing of resolutions set out in items 3 and 4 of this notice of AGM (the “AGM Notice”), the general mandate referred to in the resolution set out in item 3 of the AGM Notice be and is hereby extended by the addition to the aggregate number of shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued (including any sale or transfer of shares of the Company out of treasury that are held as treasury shares) by the directors pursuant to such general mandate of the number of shares and/or shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 4 of the AGM Notice, provided that such amount shall not exceed 10% of the total number of issued and outstanding shares of the Company (excluding any treasury Shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution);”

6.	as an ordinary resolution, to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix the remuneration of the auditors of the Company;

7.	as an ordinary resolution,

“THAT:

(a)	the Amended and Restated 2022 Share Incentive Plan, a copy of which is produced to this meeting and signed by the Chairman of the AGM for the purpose of identification be approved;

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	the Scheme Mandate Limit of the Amended and Restated 2022 Share Incentive Plan, being the sum of: (i) the number of Shares available for future grant of Awards under the 2022 Share Incentive Plan (as in effect immediately prior to the adoption of the Amended and Restated 2022 Share Incentive Plan) as at the date of passing of resolution 7(a); and (ii) the number of Shares underlying any Awards granted prior to the date of passing of resolution 7(a) that lapse or are forfeited in accordance with the terms of the 2022 Share Incentive Plan after such date be approved, provided that, the Scheme Mandate Limit, together with the number of Shares which may be issued pursuant to awards under any other share schemes (including share incentive plans) of the Company, must not exceed 10% of the Shares in issue and outstanding (excluding treasury Shares) as at the date of passing of resolution 7(a); and

(c)	to authorize the Board and the Committee to grant the awards thereunder, and do all such acts and execute all such documents as it/they may deem necessary or expedient in order to give full effect to the implementation of the Amended and Restated 2022 Share Incentive Plan.”;

8.	as an ordinary resolution,

“THAT subject to and conditional upon the passing of resolution numbered 7, the Service Provider Sublimit of 0.2% of the total number of Shares in issue and outstanding (excluding treasury Shares) as at the date of passing the resolution be and is hereby approved and adopted.”

The passing of the Proposed Resolutions requires approval by the holders of Class A ordinary shares and Class B ordinary shares of the Company by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the AGM.

The quorum of the AGM shall be one or more members holding in aggregate not less than 10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting (on a one vote per Share basis), present in person or by proxy.

Share Record Date and ADS Record Date

The Board has fixed the close of business on May 22, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on May 22, 2026, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

NOTICE OF THE ANNUAL GENERAL MEETING

Proxy Forms and ADS Voting Cards

A holder of shares as of the Share Record Date may appoint a proxy(ies) to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir.zhihu.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on June 28, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the AGM. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the Annual General Meeting.

By Order of the Board of Directors,
Zhihu Inc.

/s/Yuan Zhou
Yuan Zhou
Chairman of the Board

Head Office:	Registered Office:
No. 18 Xueqing Road	PO Box 309
Haidian District	Ugland House
Beijing	Grand Cayman KY1-1104
People’s Republic of China	Cayman Islands

June 8, 2026

As of the date of this notice, the board of directors of the Company comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Qu Chen as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.